=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 4)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                              ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ----------------
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                482047 20 6

                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------
                             KEVIN BAKER, ESQ.
                        VICE-PRESIDENT AND SECRETARY
                        FREMONT INVESTORS I, L.L.C.
                       FREMONT INVESTORS I CS, L.L.C.
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105


        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:
                            KENTON J. KING, ESQ.
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                             NOVEMBER 30, 1999

     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


============================================================================



CUSIP No.  482047 20 6            13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b)  |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
               OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                     4,167,902
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                        4,167,902
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,167,902
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES             |_|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             63.3%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
----------------------------------------------------------------------------




CUSIP No.   482047 20 6           13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b)  |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS:
             OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                              |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                     4,566,268
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                       4,566,268
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           4,566,268
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES |_|

----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             69.4%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             PN
----------------------------------------------------------------------------




CUSIP No.  482047 20 6            13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b)  |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
              OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                     4,566,268
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                       4,566,268
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,566,268
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES           |_|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             69.4%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
----------------------------------------------------------------------------




CUSIP No.  482047 20 6            13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
             OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                    4,567,774
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                       4,567,774
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,567,774
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES        |_|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             69.4%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
----------------------------------------------------------------------------





CUSIP No.  482047 20 6            13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
              OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF NEVADA
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                    4,567,774
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                       4,567,774
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             4,567,774
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES        |_|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             69.4%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------





CUSIP No.  482047 20 6            13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I CS, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
              OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                    398,366
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                       398,366
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             398,366
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES       |_|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             6.1%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
----------------------------------------------------------------------------





CUSIP No.  482047 20 6            13D
----------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.L.C.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
             (a)  |X|    (b) |_|
----------------------------------------------------------------------------
  3    SEC USE ONLY

----------------------------------------------------------------------------
  4    SOURCE OF FUNDS
              OO
----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                            |_|
----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION:
             STATE OF DELAWARE
----------------------------------------------------------------------------
                               7   SOLE VOTING POWER

         NUMBER OF          ------------------------------------------------
           SHARES              8   SHARED VOTING POWER
        BENEFICIALLY                    1,506
          OWNED BY          ------------------------------------------------
            EACH               9   SOLE DISPOSITIVE POWER
         REPORTING
           PERSON           ------------------------------------------------
            WITH              10   SHARED DISPOSITIVE POWER
                                       1,506
----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,506
----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES       |_|
----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             Less than 0.1%
----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
           OO
----------------------------------------------------------------------------




The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

      This amendment (this "Statement" or the "Amendment") amends and supplements the statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 and September 23, 1999 and as amended and restated September 30, 1999. This Statement relates to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), into which the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.   Source and Amount of Funds or Other Consideration.

      On November 30, 1999, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount.

Item 4.   Purpose of the Transaction.

      All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

      It is anticipated that the Board of Directors of the Company will act as soon as practicable to fill the existing vacancies on the Board of Directors with outside directors who are unaffiliated with any of the Reporting Persons. Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) As of November 30, 1999, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,167,902 shares of Common Stock or 63.3% of the Common Stock of the Company.

      As of November 30, 1999, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 4,566,268 shares of Common Stock, or 69.4% of the Common Stock of the Company.

      As of November 30, 1999, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. and (iii) and the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 4,567,774 shares of Common Stock, or 69.4% of the Common Stock of the Company.

      Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 398,366 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

      Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

      (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P. FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. And, Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock) owned by Fremont Partners, L.L.C., and the underlying Common Stock.

      Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 4,567,774 shares of Common Stock on an as-converted basis, or 69.4% of the Common Stock of the Company.

      (c) On November 30, 1999, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,167,902 shares of Common Stock. This represents an increase of 81,724 shares in the number of shares of Common Stock into which such Preferred Stock is convertible. After such increase in the Stated Amount, the 380 shares of Preferred Stock owned directly or beneficially by Fremont Partners, L.L.C. are convertible into 1,506 shares of Common Stock. This represents an increase of 29 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

      Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

      (d) - (e) Inapplicable.

Item 7.  Material to Be Filed as Exhibits.

      The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

      (1) Joint Filing Agreement, dated as of December 10, 1999, by and between Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 10, 1999


                                             FREMONT INVESTORS I, L.L.C.
                                             FREMONT INVESTORS I CS, L.L.C.
                                             FREMONT PARTNERS, L.P.
                                             FP ADVISORS, L.L.C.,
                                             FREMONT GROUP, L.L.C.,
                                             FREMONT INVESTORS, INC.,
                                             FREMONT PARTNERS, L.L.C.,


                                             By: /s/ Robert Jaunich
                                                _____________________________
                                             Name:  Robert Jaunich
                                             Executive Officer or Executive
                                             Officer of a partner, member or
                                             manager of each Reporting Person





                               EXHIBIT INDEX

Exhibit
Number      Exhibit
-------     --------

(1) Joint Filing Agreement, dated as of December 10, 1999, by and among Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.